February 9, 2017

VIA ELECTRONIC TRANSMISSION

Mr. Alberto Zapata

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Mr. Zapata:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby request selective review by the Staff with respect to Post-Effective Amendment No. 937 which was filed on February 3, 2017 on behalf of Grant Park Absolute Return Fund, a series of the Trust.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

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